Blow & Drive Interlock Corporation
                          137 South Robertson Boulevard
                                    Suite 129
                        Beverly Hills, California 90211

                                 December 17, 2014


Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


             RE:  Blow & Drive Interlock Corporation
                  Registration Statement on Form S-1
                  File No. 333-196472

Gentlemen or Mesdames:

Blow & Drive Interlock Corporation (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-196472). The Company requests the qualification to be effective as of 5:00 p.m. Eastern time on Friday, December 19, 2014.

Accompanying this letter is a letter of even date from the Company acknowledging certain matters regarding the role of the Securities and Exchange Commission in declaring this Registration Statement effective.


                              Sincerely,

                              BLOW & DRIVE INTERLOCK CORPORATION


                              /s/ Laurence Wainer
                                  President